June 9, 2006

John Fieldsend, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re:	Alliance Recovery Corporation

Post Effective Amendment No. 1 to Registration Statement on Form SB-2

Filed May 1, 2006

File No. 333-121659

Dear Mr. Fieldsend:

We represent Alliance Recovery Corporation (“Alliance Recovery” or the “Company”). We are in receipt of your letter dated May 26, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

General

1.

Please confirm to us that no shares were sold using the prospectus of registration statement on Form SB-2 that became effective on July 1, 2005. If shares were sold, then please revise this post-effective amendment as appropriate to reflect the impact of those sales given your insufficient authorized stock at the time of effectiveness.

ANSWER:	No Shares were sold using the prospectus of registration statement on Form SB-2.

Risk Factors, page 1

We Recently Concluded a Rescission Offer Related to our Private Placement..., page 2

2.

In the first paragraph of this risk factor, you state that there is “considerable legal uncertainty under both federal and state securities and related laws concerning the efficacy of rescission offers and general waivers and releases with respect to barring claims that would be based on securities and related law violations.” Please revise this sentence or otherwise explain that accepting the rescission offer does not necessarily prevent your shareholders from taking further legal action against you.

ANSWER:

The Post-Effective Amendment to Form SB-2 has been amended to disclose that accepting the rescission offer may not prevent the Company’s shareholders from taking further legal action against the Company.

3.

Also, in that paragraph, you state that “there can be no assurance that [you] will be able to enforce the waivers [you] received in connection with the rescission offer.” Please revise to clarify that waivers of rights under the federal securities laws are unenforceable.

ANSWER:	This section has been amended to disclose that waivers of rights under the federal securities laws are unenforceable.

4.

In the third paragraph of this risk factor, please revise the first sentence so that you do not mitigate the risk to you by claiming that you believe the rescission offer satisfied “certain requirements and laws.”

ANSWER:	This section has been amended to remove the statement that the Company “believe[s] that the rescission offer satisfied certain requirements and laws."

Rescission Offer, page 8

Background, page 8

5.

You state that you amended your Certificate of Incorporation on July 1, 2004 to increase your authorized shares of common stock to 100,000,000 shares. Specifically, in the amended portion of your Certificate of Incorporation, you state that you called a special meeting of your stockholders, held upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which “the necessary number of shares as required by statute were voted in favor of the amendment.” It appears as if there were more shares issued than authorized at the time of your shareholder vote to amend your Certificate of Incorporation to increase your authorized shares to 100,000,000. Therefore, please tell us how you determined shareholder eligibility to vote in this special meeting.

ANSWER:

The shareholders holding the earliest 10,000,000 shares issued by the Company were entitled to vote at the special meeting. In accord with its pre-amendment Certificate of Incorporation, the Company first determined that the holders of an aggregate of 10,000,000 shares were entitled to vote at the special meeting. Second, the Company determined which of its shareholders would comprise the 10,000,000 shares entitled to vote. This determination was based on the chronological order of when such shareholders received their shares. Beginning with the earliest issuances, the Company totaled its issuances until an aggregate of 10,000,000 shares was reached. Shareholders whose holdings represent an overissuance of the Company’s shares were not entitled to vote at the special meeting.

6.

In the fourth paragraph of this subsection, you state that offers made both prior to July 1, 2004 and after that date may have violated federal securities laws based on the inadequacy of your disclosures in your offering documents. Please disclose in which offers you may have violated federal securities laws and the documents that contain inadequate disclosures.

ANSWER:

This section has been amended to disclose that both the Initial and Second Offerings (as defined in the Form SB-2) may have violated federal securities laws. In addition, this section has been further amended to disclose that the private placement memoranda distributed in connection with each offering contained inadequate disclosures regarding the Company’s lack of authorized shares and failure to disclose the rescission offer.

Potential Liabilities, page 8

7.

In the first paragraph of this subsection, you state that because you failed to disclose that you issued more shares than were authorized, you have “certain liabilities.” Please disclose all the potential liabilities to which you are referring.

ANSWER:	This section has been amended to disclose that “certain liabilities” refers to the liabilities disclosed in this section.

Management’s Discussion and Analysis or Plan of Operation, page 9

8.

Please include a brief discussion about the potential liability arising from your rescission offer in an appropriate location within your Management’s Discussion and Analysis or Plan of Operation section. Also, please provide this disclosure in your future periodic reports.

ANSWER:	This section has been revised to disclose potential liability arising form the Company’s rescission offer.

Part II — Information Not Required in Prospectus Item 26. Recent Sales of Unregistered Securities

9.

We note that in this document you have changed the number of some of the shares you issued from January 2003 to February 2005 since you submitted your final amendment before effectiveness, Amendment No. 5 to your registration statement on Form SB-2 filed on June 22, 2005. In this document you state that from January 2003 through December 2003 you issued 1,321,646 units for $660,823, but in Amendment No. 5 you stated that you issued 1,322,646 units for $661,323. Similarly, in this document you state that from January 2004 through June 2004 you issued 186,000 units for $93,000, but in Amendment No. 5 you stated that you issued 180,000 units for $90,000. Further, in this document you state that you issued 300,000 shares for $150,000 on January 14, 2005, but you did not list this issuance anywhere in Amendment No. 5. Each of these issuances occurred in the past and should not have changed. Therefore, please tell us why you have changed some amounts of shares and why you disclose a new issuance dated January 14, 2005 in this document.

ANSWER:

Upon review of the Company’s records in connection with the rescission offer, the Company discovered that the disclosures in Amendment No. 5 to its registration statement on Form SB-2 (“Pre-Effective Amendment”) were inaccurate.

Specifically, the Pre-Effective Amendment incorrectly disclosed that Jodie Tonita subscribed for 6,000 shares of the Company’s common stock on December 1, 2003. Such subscription was actually accepted by the Company on February 2, 2004. In addition, the Pre-Effective Amendment did not disclose that Equity Trust C/F IRA of Pamela Boyd subscribed for 5,000 shares of the Company’s common stock on December 1, 2003. Furthermore, the 300,000 shares of the Company’s common stock issued to Mirador Consulting were not disclosed. Such errors were oversights which the Post-Effective Amendment corrects as follows:

•

The Post-Effective Amendment properly discloses that 5,000 shares were issued to Equity Trust C/F IRA of Pamela Boyd between January 2003 and December 2003, and properly excludes 6,000 shares issued to Jodie Tonita during the same period. Therefore, the aggregate amount of shares issued between January 2003 and December 2003 as reflected in the Post-Effective Amendment is 1,321,646 shares, as compared to the Pre-Effective Amendment amount of 1,322,646 shares for the same period.

•

Furthermore, the Post-Effective Amendment properly discloses that 6,000 shares were issued to Jodie Tonita between January 2004 and June 2004. Therefore, the aggregate amount of shares issued between January 2004 and June 2004 as reflected in the Post-Effective Amendment is 186,000 shares, as compared to the Pre-Effective Amendment amount of 180,000 shares for the same period.

•	The 300,000 shares issued to Mirador Consulting have been disclosed in the Post-Effective Amendment.

10.

In the third paragraph of your Rescission Offer section, you state that you conducted a single, private offering of 183,000 shares between March 2005 and May 2005. However, in this section, it appears that you have made nine separate private offerings of 183,000 shares during this period of time. Please revise or advise.

ANSWER:	The Rescission Offer section has been revised to disclose that the Company made nine separate private offerings aggregating 183,000 shares of common stock between March 2005 and May 2005.

11.	In this section, please disclose that some of your shares are subject to a rescission offer and indicate which sales may be rescinded.

ANSWER:	This section has been revised disclose that some of the Company’s shares are subject to rescission. Such shares have been identified in the Form SB-2.

Signatures

12.	Please include the full date that your officers and directors signed the document.

In this regard, there are other instances throughout your document in which you indicate a date but fail to provide the year, such as on pages 35, 36, and 38. Therefore, please review your document and include the entire date where applicable.

ANSWER:	This section has been revised to include the year as part of each date.

Exhibit 5.1

13.	Please have counsel revise its legality opinion to reference specifically counsel’s previous legality opinion and to state that this opinion has been withdrawn and is no longer to be relied upon.

Also, in your Legal Matters section on page 39, please state that shareholders and investors may not rely upon your counsel’s previous legal opinion and that counsel has withdrawn this opinion.

ANSWER:	We have revised our legality opinion to disclose that our previous legality opinion has been withdrawn and may no longer be relied upon. The Form SB-2 has been revised accordingly.

If you have any further questions, please contact me.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Peter D. Visalli

PETER D. VISALLI